UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45675

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Far Hills Group LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

747 Third Avenue, 30th Floor

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Katherine Babitts	212-840-7779	kbabitts@farhills.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP

(Name – if individual, state last, first, and middle name)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)
09/29/2003		274	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Katherine Babilts ______________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Far Hills Group LLC ______________________, as of December 31 ____________, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

EDITH M. BONGIOVI
Notary Public, State of New York
No. 01BO6178779
Qualified in Queens County
Commission Expires December 10, 2027

Edith M. Bongiovi
NOTARY PUBLIC

Signature: ______________________

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FAR HILLS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2025

FAR HILLS GROUP, LLC

CONTENTS



EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Far Hills Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Far Hills Group, LLC (the "Company") as of December 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2015.

EISNERAMPER LLP
New York, New York
February 26, 2026

FAR HILLS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

(Confidential Pursuant to SEC Rule 17a-5(e)(3) and CFTC Regulation 1.10)

December 31, 2025

ASSETS

Cash and cash equivalents	$	2,465,494
Fees receivable		35,799,627
Property and equipment, net		86,524
Operating lease right-of-use assets		757,287
Restricted cash, security deposit		152,164
Prepaid taxes		49,598
Other assets		262,970
	$	39,573,664

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	292,079
Capital withdrawals payable		372,000
Deferred taxes payable		4,430,453
Current operating lease liabilities		430,806
Total current liabilities		5,525,338
Long-term operating lease liabilties		386,483
Total liabilities		5,911,821
Member's equity		33,661,843
	$	39,573,664

See accompanying notes to financial statements.

FAR HILLS GROUP, LLC

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business

Far Hills Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company is a member of the National Futures Association ("NFA"). The Company is qualified under the International Dealer Exemption and is permitted to engage in activities in Canada.

The Company introduces investors to various investment partnerships, non-U.S. funds and managed accounts. The managers of such investment vehicles usually pay the Company a contracted percentage of their commitments, management fees and/or performance incentive allocations, as received or allocated, for as long as such managers receive fees or allocations from contracted investors.

2. Summary of significant accounting policies

Basis of Presentation

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers money market accounts with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Depreciation Method
Furniture and fixtures	7 years	Straight-line
Office equipment	5 years	Straight-line
Computer software	3 years	Straight-line
Leasehold improvements	Term of lease	Straight-line

FAR HILLS GROUP, LLC

NOTES TO FINANCIAL STATEMENT

---

2. Summary of significant accounting policies (continued)

Revenue Recognition

The Company follows ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with customers, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue from contracts with customers include fees earned from investment managers for introducing prospective investors to the investment manager who purchase interests in the investment vehicles managed by the investment manager. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company enters into contracts with investment managers of investment vehicles and managed accounts to introduce prospective investors to the investment vehicles that are managed by the investment manager. The Company earns fees based on a contracted percentage of the investment managers' commitments, management fees and/or performance incentive allocations, as received or allocated, for as long as such managers receive fees or allocations from investors that were introduced by the Company. The Company believes that its performance obligation occurs when the investor purchases interests in the investment vehicle and this is fulfilled on the date the sale is completed. Any fixed amounts are recognized on the date the sale is completed and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Fees recognized in the current period are primarily related to performance obligations that have been satisfied.

Leases

The Company follows ASU 2016-02, Leases (Topic 842), which established a right-of-use model and requires an entity that is a lessee to recognize the right-of-use assets and liabilities arising from leases on the Statement of Financial Condition.

The Company adopted the package of practical expedients, which permits the Company to not reassess its prior conclusions pertaining to lease identification, lease classification and initial direct costs on leases that commenced prior to the Company's adoption of the new standard. The Company also elected the ongoing practical expedient to not recognize operating lease right-of-use assets and operating lease liabilities related to short-term leases. For leases beginning subsequent to the effective date, the Company elected to not separate lease and non-lease components. At December 31, 2025, the Company had operating lease right-of-use assets of approximately $757,000 and operating lease liabilities of approximately $817,000.

FAR HILLS GROUP, LLC

NOTES TO FINANCIAL STATEMENT

2. Summary of significant accounting policies (continued)

Fees Receivable and Allowance for Credit Losses

Fees receivable, carried at amortized cost, is an estimate based on information provided by the fund managers. Any differences between the actual amounts received in a subsequent period and the amounts recorded as a receivable at the end of the prior period are recorded as an adjustment to revenue in the subsequent period. The Company had fees receivable of approximately $35,800,000 and $17,101,000 outstanding as of December 31, 2025 and December 31, 2024, respectively.

The Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial assets as of the reporting date. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework. The Company's expectation is that the credit risk associated with fees receivable is that any client with which it conducts business with is unable to fulfill its contractual obligations. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in the fees receivable being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of and for the year ended December 31, 2025.

Segment Reporting

The Company is engaged in a single line of business as a broker-dealer whose activities are limited to the private placement of securities. The Company introduces investors to alternative investment vehicles managed by the Company's investment manager clients. The Company has identified its Management Committee as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions.

The Company's operations and offices are located in the United States. The Company's operations constitute of a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using the information of the Company as a whole. The measure of segment assets is reported on the statement of financial condition as total assets.

5

FAR HILLS GROUP, LLC

NOTES TO FINANCIAL STATEMENT

---

2. Summary of significant accounting policies (continued)

Income Taxes

The Company is a Limited Liability Company and has elected to be treated as a partnership for federal and state income tax purposes and, accordingly, there is no provision for federal and certain state income taxes as the individual members report their share of the Company's income or loss on their personal income tax returns. Effective July 1, 2025, the Company became a single member LLC wholly owned by Far Hills Group Holdings LLC ("FHG Holdings") who is also a Limited Liability Company that elected to be treated as a partnership for federal and state income tax purposes. Beginning July 1, 2025, the Company is treated as a disregarded entity and reflects its income and expenses on FHG Holdings tax return. The Company recorded New York City Unincorporated Business Tax calculated based on the Company's taxable income. The Company and FHG Holdings elected to pay the New York State Pass-Through-Entity Tax and New York City State Pass-Through-Entity Tax for the year ending December 31, 2025. The Company recorded the NYS PTET and NYC PTET calculated based on the Company's taxable income. New York State enacted the Pass-through Entity Tax Act ("NYS PTET") effective for tax years beginning on or after January 1, 2021. The Act allows pass-through entities to elect to pay the New York State tax due on the members' share of net income of the Company. The Company and FHG Holdings have chosen to make the election for the year ended December 31, 2025. New York City enacted the Pass-through Entity Tax Act ("NYC PTET") effective for tax years beginning on or after January 1, 2022. The Act allows pass-through entities to elect to pay the New York City tax due on New York City resident members' share of net income of the Company. The Company and FHG Holdings have chosen to make the election for the year ended December 31, 2025.

The Company follows an asset and liability approach for financial accounting and reporting for New York City Unincorporated Business Tax, New York City State Pass-Through-Entity Tax and the New York State Pass-Through-Entity Tax. Deferred income tax assets and liabilities are computed for the difference between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more likely than not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statement as appropriate.

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.
At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

FAR HILLS GROUP, LLC

NOTES TO FINANCIAL STATEMENT

---

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The Company and FHG Holding file their income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of a statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Fair Value of Financial Instruments

At December 31, 2025, the carrying value of the Company's assets and liabilities, which qualify as financial instruments in accordance with US GAAP, such as fees receivable, accounts payable and accrued expenses, approximate fair value due to their short-term nature and are categorized as level 2 assets and liabilities.

3. Property and equipment

Property and equipment consist of the following at December 31, 2025:

Furniture and fixtures	$	148,000
Office equipment		137,000
Leasehold improvements		53,000
		338,000
Less accumulated depreciation and amortization		251,000
	$	87,000

FAR HILLS GROUP, LLC

NOTES TO FINANCIAL STATEMENT

---

4. Net capital requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirement which requires that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2025, the Company's net capital was approximately $1,741,000, which was approximately $1,693,000 in excess of its computed minimum net capital requirement of approximately $48,000 pursuant to SEC Rule 15c3-1 and CFTC Regulation 1.17.

5. Income taxes

The deferred taxes payable as of December 31, 2025 was approximately $4,430,000 and represents the tax effect of temporary differences between the basis of assets and liabilities for income tax and financial reporting purposes. The Company utilizes the cash basis method of accounting for income tax purposes and the accrual basis for financial reporting purposes. The components of deferred taxes payable consist of the taxes applicable to the fees receivable, netted against certain accounts payable and accrued expenses at December 31, 2025.

6. Concentration of credit risk

The Company maintains its cash balances in one financial institution, which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

7. Rule 15c3-3

The Company's business activities are limited to private placement of securities as reflected in the Company's approved FINRA membership agreement. The Company does not meet any of the exemption conditions of paragraph (k) of Rules 15c3-3 but also does not directly or indirectly receive, hold, otherwise accept customer funds or securities and will not have possession of any customer funds or securities in connection with its activities and does not carry PAB accounts. The Company is covered by footnote 74 of the 2013 Release adopting amendments to Rule 17a-5, "Non-Covered Firm" provision, and files an exemption report and related accountant's report.

8. Leases and restricted cash

Leases

The Company renewed its operating lease in February 2021 for its office space which expires in October 2027. The Company also has operating leases for certain office equipment. The Company considers various factors such as market conditions and the terms of any renewal options that may exist to determine whether the Company will renew or replace the lease, and the lease agreements do not contain any material residual value guarantees. In the event the Company is reasonably certain to exercise the option to extend a lease, the Company will include the extended terms in the related lease assets and liabilities.

FAR HILLS GROUP, LLC

NOTES TO FINANCIAL STATEMENT

---

8. Leases and restricted cash (continued)

Leases (continued)

ASU 2016-02 requires that public companies use a secured incremental borrowing rate as the discount rate for the present value of lease payments when the rate implicit in the contract is not readily determinable. The weighted-average remaining lease term and weighted average discount rate for operating leases outstanding as of December 31, 2025 is as follows:

Weighted Average Remaining Lease Term	1.9	Years
Weighted Average Discount Rate	0.70	%

Future minimum lease payments as of December 31, 2025, along with a reconciliation to the discounted amount recorded on the December 31, 2025 Statement of Financial Condition are as follows:

Year ending December 31,	Operating Leases
2026	434,000
2027	370,000
2028	12,000
2029	8,000
Total lease payments	824,000
Less inputed interest	7,000
Present value of lease liabilities	817,000
Less current lease liabilities	431,000
Long-term lease liabilities	$ 386,000

Restricted Cash

Restricted cash consists of approximately $152,000 to secure an unconditional letter of credit for the Company's office space at December 31, 2025. The letter of credit expires on February 15th of each year but automatically extends for another year, without amendment, as a condition of the letter of credit. The letter of credit relating to the Company's current office lease cannot be extended beyond the final expiration date of December 31, 2027.

.

FAR HILLS GROUP, LLC

NOTES TO FINANCIAL STATEMENT

---

9. 401(k) plan

The Company has a Safe Harbor 401(k) retirement plan (the "Plan") eligible to all employees over 21 years of age and who have completed three months of service. Employees eligible to participate may defer between 1% and 99% of their annual compensation, as defined in the Plan, subject to any statutory limitations. The Company will make a safe harbor nonelective contribution of 3% of compensation, regardless of whether the employee contributes to the Plan. Effective January 1, 2020 the Company added a discretionary profit share contribution to its 401k plan. The employer may elect to make a contribution to the 401k plan for that plan year on behalf of eligible employees by December 31 of each year. Employer contributions to the Plan in the amount of approximately $54,000 for the year ended December 31, 2025 of which $54,000 are included in accounts payable and accrued expenses in the statement of financial condition at December 31, 2025.

10. Major customers

Fees receivable from two customers were approximately $30,843,000 or 86% of the total fees receivable at December 31, 2025 of which $15,230,000 have been subsequently received.